8875 Aero Drive, Suite 200

San Diego, CA 92123

Tel: (800) 825-8131 — Fax: (800) 306-4443

July 8, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Branch Chief
Division of Corporation Finance

Re:	Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 11, 2009
File No. 000-26489

Ladies and Gentlemen:

We refer to Mr. Vaughn’s letter dated June 24, 2009 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”) of Encore Capital Group, Inc. (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Mr. Vaughn’s letter immediately preceding our response thereto.

1. Please refer to our previous comment 2 in our letter dated April 29 [sic], 2009. While you have asserted that you are not subject to Article 9 because you do not engage in material lending and deposit activities, you state that your balance sheet and income statement presentations are consistent with the information you believe is important to investors. It appears that your primary business is the acquisition of receivables at a discount and the servicing and collection of receivables to earn a spread over the funding cost of your notes payable. Further, your statement that your normal operating cycle is beyond one year and your core revenue is derived from the collection of accounts and not from a sale or service further supports the applicability of Article 9 to your financial statements. Accordingly, please revise you Consolidated Statements of Operations for each period to comply with Article 9. To the extent you continue to believe Article 9 does not apply to your business, please revise your Consolidated Statements of Financial Condition and your Consolidated Statements of Operations to comply fully with Article 5.

Response:

The Company respectfully submits that it is not in the business of originating receivables or borrowing funds with the intent to earn a spread on the receivables owned over the interest cost of the borrowed funds. Instead, the Company is primarily engaged in the acquisition of unsecured, charged-off consumer credit card receivable portfolios at deep discounts from their face values, and the collection of those receivables. Purchases of receivable portfolios are financed primarily from operating cash flows, and to the extent necessary, borrowings from third parties. The Company recognizes portfolio revenue in accordance with the provisions of the AICPA’s Statement of Position 03-3, “Accounting for Certain Debt Securities Acquired in a Transfer” (“SOP 03-3”). SOP 03-3 requires the Company to record revenue

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July 8, 2009

using the effective interest method or cost recovery as defined in the SOP. The Company collects these consumer receivable portfolios through multiple collection channels and these costs represent the primary costs associated with collections.

Article 9 requires bank holding companies to report interest income, interest expense and net interest income. However, complying with such requirement to present interest expense would not be meaningful to its users since the Company’s interest expenses do not represent the primary costs associated with collections as described above. For example, in the first quarter of 2009, accretion revenue (interest income if presented in accordance with Article 9) was $72.3 million while interest expense was only $4.3 million. There is a similar disparity between accretion revenue and interest expense in all historical periods.

The Company believes that it is providing information that is relevant in the circumstances for the receivables management industry in which it operates. Other companies under the Company’s SIC code, such as Asset Acceptance Capital Corporation and Portfolio Recovery Associates, have similar financial statement presentation formats.

Additionally, as mentioned in the Company’s response to comment 2 in your letter dated April 28, 2009, the Company believes that complying with Article 5 for both the Statements of Financial Condition and Statements of Income would not be meaningful to its users since Article 5 requires classified statement of financial condition and also requires revenues and costs of those revenues for the statement of operations. The Company respectfully submits that neither requirement is appropriate for the Company’s line of business as the Company’s core asset, acquired receivables, does not operate following an annual cycle. For example, the collections associated with the Company’s receivable portfolios are estimated to be over 84 months as disclosed in the Company’s financial statements. Further, SOP 03-3 does not allow for a fixed cost but requires in revenue recognition an implied internal rate of return which may increase over time.

In conclusion, the Company believes it is following the guidance provided by SAB Topic 11K as well as certain requirements of Article 5 and 9, but most importantly to other provisions of U.S. GAAP and industry practice which provide information that is relevant to the users of its financial statements and the receivable management industry in which it operates.

2. Please refer to our previous comment 4 in our letter dated April 29 [sic], 2009. We note that the bankruptcy services revenues compose a small percentage of approximately 5% and 6%, respectively, of the Company’s consolidated net income and revenue for the year ended December 31, 2008. However, your reported revenues generated from this activity were $15.0 million, $12.5 million and $15.7 million for the periods ended December 31, 2008, 2007 and 2006, respectively, and these revenues comprised approximately 47%, 53% and 38% of your net income before taxes for the periods ended December 31, 2008, 2007 and 2006, respectively. Therefore, disclosure of your revenue recognition policies related to these activities appears warranted since these revenue stream represent a material contributor to your financial results. Therefore, please revise your future filings to provide all of the information previously requested and provides us with your proposed disclosures.

Response:

The Company recognizes that although the Ascension bankruptcy servicing business (“Ascension Capital Group” or “Ascension”) is currently immaterial to its consolidated revenue and net operating income, changes to Ascension revenue could potentially impact its consolidated net income.

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July 8, 2009

The Company proposes the following additional disclosure in Note 1 to its consolidated financial statements in future filings. The revised “Deferred Revenue” section in Note 1 would be revised as follows (additional disclosure is underscored):

Deferred Revenue

Ascension’s services include, among others, negotiating bankruptcy plans, monitoring and managing the consumer’s compliance with bankruptcy plans, and recommending courses of action to clients when there is a deviation from a bankruptcy plan. The Company accounts for post-acquisition revenue related to the bankruptcy account services provided by Ascension in accordance with EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). Revenue for a given account is allocated between the servicing and litigation deliverables based on their relative fair values and recognized according to whether the referred account is the subject of a Chapter 7 or a Chapter 13 bankruptcy proceeding.

The servicing deliverable for Chapter 7 accounts is focused on the completion of the bankruptcy process as a whole, to the most favorable possible conclusion for the customer. As a result, revenue is deferred and not recognized until the bankruptcy case is closed (dismissal/discharge). The litigation deliverable is recorded as an “as incurred” event, with revenue recognized based on the historical percentage of accounts litigated over the average duration of an account. The average duration period used for Chapter 7 accounts is seven months. This estimate is periodically reviewed for changes.

Chapter 13 bankruptcy proceedings, also known as reorganizations, are generally designed to restructure an individual’s debts and allow the consumer to propose a repayment plan detailing how their debts will be repaid over the plan period. The responsibility of Ascension is to ensure that its customer’s claim is recognized by the court to the maximum benefit of the customer and to monitor and/or collect the debtor payments throughout the confirmed bankruptcy plan term. The average duration period used for Chapter 13 accounts is 35 months. Given the nature and duration of a Chapter 13 proceeding, the monthly servicing deliverable provided is considered “delivered” each month and revenue is recognized ratably, including any upfront fees received by the Company, over the time the services are provided. The litigation deliverable is recorded as an “as incurred” event with revenue recognized based on the historical percentage of accounts litigated over the average duration of an account. The average duration period for Chapter 13 accounts is periodically reviewed for changes.

Ascension bankruptcy services are provided under contract with its customers. The contracts for these services generally have initial terms of one or two years and typically renew automatically. Fees for bankruptcy administration services are charged on a per consumer account basis for both Chapter 7 and Chapter 13 accounts and consist of an upfront fee at the time of account referral, combined with either an ongoing monthly service fee or service specific fees based on a predetermined fee schedule. Revenue is recorded as discussed above.

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July 8, 2009

3. Please address the following related to our previous comment 8 in our letter dated April 29 [sic], 2009 regarding the potential impairment of your forward flow asset:

Response:

The Company provides the following background on the forward flow asset, which is relevant to its responses to the Staff’s comments:

In June 2005, the Company acquired certain assets, including receivable portfolios, from Jefferson Capital Systems, LLC (“Jefferson Capital”), a subsidiary of CompuCredit Corporation for $142.9 million in cash. The acquisition was accounted for as a business combination in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” As part of the acquisition, the Company acquired a portfolio of charged-off consumer credit card debt with a face value of approximately $2.8 billion and entered into a forward flow agreement to purchase a minimum of $3.0 billion in face value of credit card charge-offs from Jefferson Capital over a five-year period. In conjunction with the acquisition the forward flow agreement was allocated an asset value of $42.5 million. From 2005 through June 2008, the Company made purchases and allocated forward flow asset to those purchases of $32.2 million, resulting in a current balance of $10.3 million.

On June 10, 2008, the Federal Trade Commission (the “FTC”) announced that it had sued Jefferson Capital and its parent company, CompuCredit Corporation, alleging, among other allegations, that Jefferson Capital and CompuCredit had violated the FTC Act with deceptive marketing practices when issuing credit cards.

In June 2008, the Company ceased purchasing receivable portfolios from Jefferson Capital and on July 15, 2008, the Company gave Jefferson Capital and CompuCredit Corporation notice of breach by Jefferson Capital and CompuCredit of the Asset Purchase and Forward Flow Agreement dated June 2, 2005, as amended, based upon the actions noted in the FTC complaint. On July 16, 2008, the Company initiated arbitration as a result of the breach, pursuant to the arbitration provisions of the Agreements. The Company asserts that the litigation initiated by the FTC violates the Asset Purchase and Forward Flow Agreement in several respects.

a.	Tell us in detail and briefly disclose how you considered the guidance of paragraphs 7-9 of SFAS 144 in evaluating this asset for impairment. Clearly identify how your estimates of future cash flows were affected by the FTC litigation and subsequent cessation of asset purchases from Jefferson Capital.

Response:

The Company considered the guidance provided by SFAS 144 paragraph 7 which requires consideration of the recoverability of the carrying value of the forward flow asset by analyzing the sum of undiscounted cash flows. Management considered these cash flows under two likely outcomes resulting from the settlement of the arbitration.

If the Company is unsuccessful in the arbitration proceedings against Jefferson Capital, management believes that it will realize the full carrying value of the forward flow asset ($10.3 million as of June 30, 2009) through the resumption of portfolio purchases from Jefferson Capital. To the extent that purchasing resumes, a portion of the forward flow asset will be allocated (amortized) to each purchase from Jefferson Capital made under the forward flow agreement. As a result, the Company has concluded that the asset will be fully recoverable under this scenario.

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If the Company is successful in the arbitration proceedings, it will have a claim against Jefferson Capital for this amount. Additionally, the Company has approximately $9.0 million in an escrow account related to the Jefferson Capital acquisition to which it could claim against and recover most of the remaining balance of the forward flow asset.

As a result of the analysis, the Company concluded that the carrying value of the forward flow asset is fully recoverable.

b.	In your response, you state that you believe it is more likely than not that you will be successful in your litigation against Jefferson Capital. Please tell us the authoritative literature you relied on in determining that the cash flows received from the successful resolution of litigation should be included in your estimate of the recoverability of this asset. Specifically, tell us how you determined it was appropriate to consider the successful resolution of litigation or arbitration in estimating the sum of the undiscounted cash flows expected to result from the use or sale of the asset pursuant to paragraph 7 of SFAS 144.

Response:

In accordance with paragraph 16 of SFAS 144, estimates of future cash flows used to test the recoverability of a long-lived asset shall include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. If the Company is successful in its litigation against Jefferson Capital, it will have a claim against Jefferson Capital through an escrow account and therefore recover most of the remaining balance of the forward flow asset. The Company believes that the arbitration with Jefferson Capital is a way of eventual disposition of the forward flow asset and therefore, the cash flow generated from the resolution of litigation has been included in its recoverability analysis.

c.	Please tell us whether you consider this asset as held for use.

Response:

The Company considers this asset held for use as it could potentially resume its purchase from Jefferson Capital depending on the resolution from the arbitration.

4. Please address the following related to our previous comment 8 in our letter dated April 29 [sic], 2009:

a.	Please revise to clearly disclose the valuation model and key assumptions you used to determine the fair value of the forward flow asset for impairment testing purposes.

Response:

The Company follows the provisions of SFAS 144 to account for the impairment of its forward flow asset. Prior to the Company’s litigation with Jefferson Capital, there was no triggering events as defined by SFAS 144 paragraph 8 that indicate the carrying amount of its forward flow asset was not recoverable, therefore, no impairment testing had been performed prior to the arbitration. See above response under 3.a. for our consideration of cash flows and valuation methodology.

b.	Clearly identify the extent of any changes made to those assumptions at the time you learned of the FTC litigation regarding Jefferson Capital. To the extent your assumptions were changed to

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reflect the deferral or cessation of certain cash flow streams, clearly discuss that fact. Quantify the impact of such changes on the asset’s valuation.

Response:

As noted in our response to comment 3.a. above, the Company performed a test of recoverability of the forward flow carrying value as a result of the FTC litigation against Jefferson Capital and the Company’s cessation to purchase receivable portfolios under the forward flow agreement with Jefferson Capital. If the Company is unsuccessful in the arbitration, management believes that it will realize the forward flow asset through the resumption of portfolio purchases from Jefferson Capital. If the Company is successful in the arbitration proceedings, it will have a claim against Jefferson Capital through an escrow account from which it will recover most of the remaining balance of the forward flow asset. Therefore, the Company concluded there is currently no known impairment to carrying value of the forward flow asset. The Company will disclose in future filings that it does not believe that the forward flow asset is impaired as a result of the arbitration.

c.	You state that in the event you are unsuccessful in your litigation against Jefferson Capital, you will resume purchasing receivables from them. Please tell us how you considered the legal expenditures incurred in determining the estimated future cash flows related to this asset. Please tell us the nature of all future cash flows estimated for the purposes of evaluating this asset for impairment and how you considered these cash flows in concluding the forward flow asset was not impaired.

Response:

In accordance with SFAS 5 and consistent with the Company’s previous practice, the legal expenditures associated with the arbitration with Jefferson Capital are expensed as incurred and, therefore, the Company did not include such expenditure in the consideration of its undiscounted cash flow analysis under the scenario where the arbitration results are unfavorable.

5. Please refer to our previous comment 11 in our letter dated April 29 [sic], 2009. Please tell us the following information related to your hedges:

a.	We note that the interest rate on your revolving credit facility varies and that the company has an option of what rate it pays, either interest at a floating rate equal to (a) reserve adjusted LIBOR plus a spread that ranges from 225 to 275 basis point, depending on the Company’s leverage; or (b) the higher of the federal funds rate then in effect plus a spread of 50 basis points or the prime rate plus a spread that ranges from 25 to 75 basis points. Please tell us how you have considered this optionality when determining that these hedging relationships met the criteria of paragraph 28(c) of SFAS 133 to qualify as a cash flow hedge.

Response:

The Company has concluded, based on the criteria of FAS 133 that its interest rate swap agreements qualify as cash flow hedges. The Company has the option of paying two different variable rates on its revolving credit facility, with the exception of the $50 million hedged portion, which is locked in at reserve-adjusted LIBOR plus a spread that ranges from 225 to 275 basis points. The interest rate swaps hedge only the LIBOR rates, not the spread above LIBOR. As stated in the interest rate swap agreements, the Company makes fixed rate interest payments and receives variable rate interest payments based on one-month LIBOR. Therefore, the change in the spread does not affect the Company’s assessment of hedge effectiveness.

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b.	Please tell us whether you have elected to pay the higher of the federal funds rate then in effect plus a spread of 50 basis points or the prime rate plus a spread that ranges from 25 to 75 basis points in the past, or intend to elect this option in the future. If so, please tell us how you concluded that this rate constitutes a benchmark interest rate.

Response:

As discussed above, the interest rate swaps hedge only the LIBOR rates, not the spread above LIBOR. Therefore, the benchmark interest rate is one-month LIBOR. As a result, the hedge effectiveness is not affected by the optionality of the interest rate on the remainder of the Company’s revolving credit facility.

c.	In your response, you state that the hedges pay variable interest payments based on the one month LIBOR. However, the rate paid on your debt varies based on your leverage, which does not fluctuate in response to market interest rates. Please tell us how you concluded that the basis for interest payments is the same for both the hedging instrument and the hedged item and therefore met the criteria of paragraph 28(d) of SFAS 133 to qualify as a cash flow hedge. Additionally, please tell us how you considered this feature in assessing your hedges for ineffectiveness.

Response:

Please see responses to comment 5.a. and 5.b. above.

In response to the Staff’s request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the comment letter. If you have any questions regarding this response, please do not hesitate to call me at (858) 309-6904.

Very truly yours,

/s/ Paul Grinberg
Paul Grinberg,
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Rebekah Blakeley Moore, Staff Accountant
BDO Seidman, LLP
Pillsbury Winthrop Shaw Pittman LLP